Filed pursuant to Rule 433

Free Writing Prospectus dated July 25, 2013

Registration Statement No. 333-189968

Boise Cascade Company

1111 West Jefferson Street Ste 300  PO Box 50  Boise, ID 83728

T 208 384 6161   F 208 384 4913

News Release

Investor Relations Contact	Media Contact

Wayne Rancourt	John Sahlberg

Office 208 384 6073	Office 208 384 6451

For Immediate Release: July 25, 2013

BOISE CASCADE COMPANY ANNOUNCES PRICING OF SECONDARY PUBLIC OFFERING

BOISE, Idaho – Boise Cascade Company (Boise Cascade) (NYSE: BCC) today announced  the pricing of a secondary underwritten public offering of 10,000,000 shares of its common stock on behalf of Boise Cascade Holdings, L.L.C. (“BC Holdings”) at a price of $27.00 per share.  BC Holdings is the sole selling stockholder and has granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of common stock at the public offering price, less underwriting discounts.  Boise Cascade Company will not receive any of the proceeds from the sale of the shares of common stock.  The offering is expected to close on July 30, 2013.

Boise Cascade has agreed to purchase 3,864,062 shares of its common stock from BC Holdings concurrently with the closing of the secondary offering for approximately $100.0 million, at a per share price equal to the net per share price to be paid by the underwriters to BC Holdings in the secondary offering.  Consummation of the share repurchase is conditioned upon the closing of the secondary offering.  The closing of the secondary offering is not conditioned on the closing of the share repurchase.

BofA Merrill Lynch, Goldman, Sachs & Co., Deutsche Bank Securities, J.P. Morgan and Wells Fargo Securities are acting as joint book-running managers for the secondary offering. Barclays, Citigroup and D.A. Davidson & Co., are serving as co-managers for the secondary offering.

A registration statement relating to the securities to be sold to the underwriters in the secondary offering was declared effective by the Securities and Exchange Commission on July 24, 2013.  Before investing in such securities, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about Boise Cascade and the secondary offering. Copies of the prospectus may be obtained by contacting BofA Merrill Lynch at 222 Broadway, New York, NY 10038, Attn: Prospectus Department or by emailing dg.prospectus_requests@baml.com or by calling toll free at 1- 866-500-5408, or from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282 or by emailing prospectus-ny@ny.email.gs.com or by calling toll free at 1-866-471-2526.  You may also obtain the prospectus free of charge by visiting http://www.sec.gov/Archives/edgar/data/1328581/000104746913007696/a2216040zs-1a.htm.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities to be sold by BC Holdings to Boise Cascade in the share repurchase.

About Boise Cascade

Boise Cascade is a large vertically-integrated wood products manufacturer and building materials distributor with widespread operations in the United States and Canada. Boise Cascade is headquartered in Boise, Idaho.

Forward-Looking Statements

This press release contains forward-looking statements, which are subject to substantial risks, uncertainties and assumptions. You should not place reliance on these statements.  Forward-looking statements include information concerning the proposed offering.  These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions.  You should not place undue reliance on these forward-looking statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.